Exhibit 99.1

Cascades continues to improve its results during the second quarter of 2012

Kingsey Falls, Québec, August 9, 2012 - Cascades Inc. (TSX: CAS), a leader in the recovery and manufacturing of green packaging and tissue paper products, announces its financial results for the three-month period ended June 30, 2012.

Q2-2012 Financial Highlights

•	Sales of $944 million

(compared to $891 million in Q1-2012 (+6%) and $991 million in Q2-2011 (-5%))

•	Excluding specific items

•	EBITDA of $84 million

(compared to $72 million in Q1-2012 (+17%) and $62 million in Q2-2011 (+35%))

•	Net earnings per share of $0.08

(compared to net earnings of $0.04 in Q1-2012 and a net loss of $0.09 in Q2-2011)

•	Including specific items

•	EBITDA of $77 million

(compared to $75 million in Q1-2012 (+3%) and $68 million in Q2-2011 (+13%))

•	Net earnings per share of $0.08

(compared to $0.06 in Q1-2012 and $1.27 in Q2-2011)

•	Net debt of $1,585 million (compared to $1,524 million as at March 31, 2012), including $134 million of non-recourse debt

Strategic Initiatives

•

Consolidation of our corrugated products sector in Ontario with the integration of the operations of Bird Packaging Limited and concurrent investments totaling $30 million in Vaughan, Etobicoke, St. Marys and Belleville

•	Agreement allowing for the continuation of operations at the Trenton containerboard mill

•	Important equipment upgrades to be undertaken this summer at Cascades’ mill in La Rochette and Reno de Medici’s mill in Villa Santa Lucia in Europe

•	Greenpac project machine installation proceeding as planned with expected start-up in July 2013

Mr. Alain Lemaire, President and Chief Executive Officer, had the following comments on the second quarter results and near-term outlook:

“As a result of higher volumes, lower energy costs and a weaker Canadian dollar, our profitability improved again sequentially during the second quarter of 2012. Most importantly, these results highlight that our strategy focused on our two core sectors, Tissue Papers and Packaging, is working to our advantage in a soft economic environment. Our Tissue Papers Group posted good results and our Specialty Products Group performed according to expectations. These two sectors accounted for most of the gain. As well, we are working to resolve operational issues in our Containerboard manufacturing operations to bring them back to expected productivity levels. This will be particularly important as the state of the containerboard market is finally allowing for more favorable conditions for producers. In Europe, the economic situation had a negative impact on the demand for our products in the first semester but order flows and backlogs indicate a return to more acceptable levels.

Hence, we are confident despite the economic environment in North America which continues to be uncertain. White grades recycled paper prices have increased recently but current availability leads us to believe that prices will be stable in the short term. As for brown grades, supply is good and prices have recently decreased which is positive. Usual seasonality associated with the third quarter, the impact of our recent strategic initiatives and expected improvements in our productivity rate should contribute to improved financial performance. The European economic environment remains challenging and we continue to focus on the project we started a few years ago to equip ourselves with a more competitive operational platform. Irrespective of the economic environment, we are committed to continue to improve our financial and operational performance.”

Financial Summary

Selected consolidated information

(in millions of Canadian dollars, except amounts per share) (unaudited)	Q2/2012	Q2/2011	Q1/2012

Sales	944	991	891
Excluding specific items [1]
Operating income before depreciation and amortization (OIBD or EBITDA)	84	62	72
Operating income	37	15	26
Net earnings (loss)	7	(9)	4
per common share	$0.08	$(0.09)	$0.04
Cash flow from continuing operations (adjusted)	40	17	48
As reported
Operating income before depreciation and amortization (OIBD or EBITDA)	77	68	75
Operating income	29	21	29
Net earnings	7	122	6
per common share	$0.08	$1.27	$0.06
Cash flow from continuing operations (adjusted)	37	16	48

Note 1 - see the supplemental information on non-IFRS measures.

Results analysis for the three-month period ended June 30, 2012 (compared to the previous year)

In comparison with the same period last year, sales decreased by 5% to $944 million as of result of lower volumes, lower average selling prices and the net impact of business divestitures and closures over acquisitions that more than offset a more favourable exchange rate.

The above-mentioned factors combined with lower raw material costs resulted in operating income, excluding specific items, amounting to $37 million compared to $15 million in Q2-2011. On a segmented basis, our three sectors in North America surpassed 2011 second quarter’s results due to lower recycled fiber costs, a more favourable exchange rate and the contribution from acquisitions. Our Boxboard sector in Europe suffered from lower volumes and an unfavourable exchange rate that more than offset lower raw material prices. When including specific items, the operating income amounted to $29 million in comparison to $21 million for the same period of last year.

In the second quarter of 2012, these specific items impacted our operating income and/or net earnings (before tax):

•	a $2 million unrealized loss on financial instruments (impact on operating income and net earnings);

•	a $5 million loss resulting from impairment charges and restructuring costs (operating income and net earnings);

•	a $1 million expense related to accelerated depreciation of assets due to restructuring measures (operating income and net earnings);

•	a $5 million foreign exchange gain on long-term debt and financial instruments (net earnings);

•	a $2 million gain included in our share of associates and joint ventures (net earnings).

For further details, see the following tables on IFRS and non-IFRS measures reconciliation included herewith.

Net earnings excluding specific items amounted to $7 million ($0.08 per share) in the second quarter of 2012 compared to a net loss of $9 million ($0.09 per share) for the same period of last year. Including specific items, net earnings amounted to $7 million ($0.08 per share) compared to $122 million ($1.27 per share) for the same quarter in 2011, period at which a gain related to the divestiture of Dopaco was recorded.

Results analysis for the three-month period ended June 30, 2012 (compared to the previous quarter)

In comparison to the previous quarter, sales increased by 6% mostly due the impact of higher volumes. Acquisitions and a favourable foreign exchange rate also contributed to counterbalance the impact of lower selling prices due to a less favourable product mix. Excluding specific items, operating income increased by $11 million to reach $37 million while net earnings improved by 75% reaching $7 million primarily due to volume growth that more than offset an increase in raw material prices.

Net earnings excluding specific items for the quarter were also reduced by a higher tax rate in Europe and by a lower contribution of earnings from our associates and joint ventures representing approximately $4 million.

Net debt increased by $61 million to $1,585 million due to an unfavorable exchange rate and as a result of capital investments including the acquisition of Bird Packaging and the completion of the funding of our investment in the Greenpac project.

Dividend on common shares and normal course issuer bid

The Board of Directors of Cascades declared a quarterly dividend of $0.04 per share to be paid September 13, 2012 to shareholders of record at the close of business on August 31, 2012. This dividend paid by Cascades is an “eligible dividend” as per the Income Tax Act (Bill C-28, Canada).

In the second quarter of 2012, Cascades purchased for cancellation 61,900 shares at an average price of $4.35 representing an aggregate amount of approximately $0.3 million.

Supplemental information on non-IFRS measures

Operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations are not measures of performance under IFRS. The Corporation includes operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations because they are measures used by management to assess the operating and financial performance of the Corporation’s operating segments. Additionally, the Corporation believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations do not represent, and should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with IFRS, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with IFRS excluding the change in working capital components.

Operating income before depreciation and amortization excluding specific items, earnings before interests, taxes, depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items and cash flow from operations excluding specific items are non-IFRS measures. The Corporation believes that it is useful for investors to be aware of specific items that have adversely or positively affected its IFRS measures, and that the above mentioned non-IFRS measures provide investors with a measure of performance with which to compare its results between periods without regard to these specific items. The Corporation’s measures excluding specific items have no standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined to include charges for impairment of assets, charges for facility or machine closures, accelerated depreciation of assets due to restructuring measures, debt restructuring charges, gains or losses on sale of business unit, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings (loss), which is a performance measure defined by IFRS is reconciled below to operating income (loss), operating income excluding specific items and operating income before depreciation excluding specific items or earnings before interests, taxes, depreciation and amortization excluding specific items:

(in millions of Canadian dollars) (unaudited)	Q2/2012	Q2/2011	Q1/2012

Net earnings	7	122	6
Net loss (earnings) from discontinued operations for the period	—	(109)	2
Net loss attributable to non-controlling interest	(1)	—	(1)
Share of earnings of associates and joint ventures	(2)	(2)	(2)
Provision for (recovery of) income taxes	5	(21)	1
Foreign exchange loss (gain) on long-term debt and financial instruments	(5)	5	(2)
Financing expense	25	26	25

Operating income	29	21	29
Specific items:
Inventory adjustment resulting from business acquisition	—	6	—
Gain on disposals and others	—	(11)	(1)
Impairment charges	1	—	—
Restructuring costs	4	1	—
Unrealized loss (gain) on financial instruments	2	(2)	(2)
Accelerated depreciation and amortization due to restructuring measures	1	—	—

	8	(6)	(3)

Operating income - excluding specific items	37	15	26
Depreciation and amortization, excluding specific items	47	47	46

Operating income before depreciation and amortization (OIBD or EBITDA) - excluding specific items	84	62	72

The following table reconciles net earnings (loss) and net earnings (loss) per share to net earnings (loss) excluding specific items and net earnings (loss) per share excluding specific items:

(in millions of Canadian dollars, except amounts per share) (unaudited)	Net earnings (loss)			Net earnings (loss) per share [1]
	Q2/2012	Q2/2011	Q1/2012	Q2/2012	Q2/2011	Q1/2012

As per IFRS	7	122	6	$0.08	$1.27	$0.06
Specific items:
Inventory adjustment resulting from business acquisition	—	6	—	$—	$0.04	$—
Gain on disposals and others	—	(11)	(1)	$—	$(0.16)	$(0.01)
Impairment charges	1	—	—	$0.01	$—	$—
Restructuring costs	4	1	—	$0.03	$0.01	$—
Unrealized loss (gain) on financial instruments	2	(2)	(2)	$0.01	$(0.02)	$(0.01)
Accelerated depreciation and amortization due to restructuring measures	1	—	—	$0.01	$—	$—
Foreign exchange loss (gain) on long-term debt and financial instruments	(5)	5	(2)	$(0.05)	$0.05	$(0.02)
Share of earnings of associates, joint ventures and non-controlling interest	(2)	(2)	—	$(0.01)	$(0.02)	$—
Included in discontinued operations, net of tax	—	(108)	2	$—	$(1.14)	$0.02
Tax effect on specific items and other tax adjustments	(1)	(20)	1	$—	$(0.12)	$—

	—	(131)	(2)	$—	$(1.36)	$(0.02)

Excluding specific items	7	(9)	4	$0.08	$(0.09)	$0.04

Note 1 - Specific amounts per share are calculated on an after-tax basis.

Per share amounts of line item “Tax effect on specific items and other tax adjustments” only include the effect of tax adjustments.

The following table reconciles cash flow provided by (used from) operating activities to cash flow (adjusted) from operations excluding specific items:

(in millions of Canadian dollars) (unaudited)	Q2/2012	Q2/2011	Q1/2012

Cash flow provided by (used from) operating activities	33	(27)	24
Changes in non-cash working capital components	4	43	24

Cash flow (adjusted) from operations	37	16	48
Specific items, net of current income tax
Restructuring costs	3	1	—

Excluding specific items	40	17	48

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	June 30, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	29	12
Accounts receivable	593	535
Current income tax assets	23	24
Inventories	513	516
Financial assets	25	6
Assets held for sale	11	12

	1,194	1,105
Long-term assets
Investments in associates and joint ventures	240	219
Property, plant and equipment	1,676	1,703
Intangible assets	192	185
Financial assets	14	25
Other assets	59	44
Deferred income tax assets	122	119
Goodwill and others	337	328

	3,834	3,728

Liabilities and Equity
Current liabilities
Bank loans and advances	90	90
Trade and other payables	550	539
Current income tax liabilities	2	2
Current portion of provisions for contingencies and charges	4	5
Current portion of financial liabilities and other liabilities	82	20
Current portion of long-term debt	63	49

	791	705
Long-term liabilities
Long-term debt	1,461	1,358
Provisions for contingencies and charges	34	33
Financial liabilities	46	111
Other liabilities	264	249
Deferred income tax liabilities	94	107

	2,690	2,563
Equity attributable to Shareholders
Capital stock	483	486
Contributed surplus	15	14
Retained earnings	603	615
Accumulated other comprehensive loss	(90)	(86)

	1,011	1,029
Non-controlling interest	133	136

Total equity	1,144	1,165

	3,834	3,728

CONSOLIDATED STATEMENT OF EARNINGS

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars, except per share amounts and number of shares) (unaudited)	2012	2011	2012	2011
Sales	944	991	1,835	1,765

Cost of sales and expenses
Cost of sales (including depreciation and amortization of $48 million for the 3-month period (2011 - $47 million) and $94 million for the 6-month period (2011 - $83 million))	810	883	1,580	1,580
Selling and administrative expenses	100	98	194	175
Gain on disposals and others	—	(11)	(1)	(10)
Impairment charges and restructuring costs	5	1	5	5
Foreign exchange loss (gain)	(1)	1	—	1
Loss (gain) on derivative financial instruments	1	(2)	(1)	(1)

	915	970	1,777	1,750

Operating income	29	21	58	15
Financing expense	25	26	50	51
Foreign exchange loss (gain) on long-term debt and financial instruments	(5)	5	(7)	10
Share of earnings of associates and joint ventures	(2)	(2)	(4)	(10)

Profit (loss) before income taxes	11	(8)	19	(36)
Provision for (recovery of) income taxes	5	(21)	6	(35)

Net earnings (loss) from continuing operations including non-controlling interest for the period	6	13	13	(1)
Net earnings (loss) from discontinued operations for the period	—	109	(2)	115

Net earnings including non-controlling interest for the period	6	122	11	114
Net loss attributable to non-controlling interest	(1)	—	(2)	—

Net earnings attributable to Shareholders for the period	7	122	13	114

Net earnings (loss) from continuing operations per common share
Basic	$0.08	$0.13	$0.16	$(0.01)
Diluted	$0.08	$0.13	$0.16	$(0.01)
Net earnings per common share
Basic	$0.08	$1.27	$0.14	$1.19
Diluted	$0.08	$1.26	$0.14	$1.18

Weighted average basic number of common shares outstanding	94,119,195	96,367,221	94,308,480	96,486,160

Net earnings (loss) attributable to Shareholders:
Continuing operations	7	13	15	(1)
Discontinued operations	—	109	(2)	115

Net earnings	7	122	13	114

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2012	2011	2012	2011
Net earnings including non-controlling interest for the period	6	122	11	114

Other comprehensive income (loss)
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	—	(15)	(5)	(24)
Change in foreign currency translation related to net investment hedging activities	(9)	4	(1)	19
Income taxes	1	(1)	—	(3)
Cash flow hedges
Change in fair value of foreign exchange forward contracts	(2)	5	3	4
Change in fair value of interest rate swaps	(7)	(2)	(4)	(1)
Change in fair value of commodity derivative financial instruments	3	(9)	1	(5)
Income taxes	3	—	—	(1)
Actuarial loss on post-employment benefit obligations	(11)	—	(25)	—
Income taxes	3	—	7	—
Available-for-sale financial assets	1	—	—	—

Other comprehensive loss	(18)	(18)	(24)	(11)

Comprehensive income (loss) including non-controlling interest for the period	(12)	104	(13)	103
Comprehensive income (loss) attributable to non-controlling interest for the period	(1)	—	(2)	—

Comprehensive income (loss) attributable to Shareholders for the period	(11)	104	(11)	103

Comprehensive income (loss) attributable to Shareholders:
Continuing operations	(11)	(5)	(9)	(12)
Discontinued operations	—	109	(2)	115

Comprehensive income (loss)	(11)	104	(11)	103

CONSOLIDATED STATEMENTS OF EQUITY

	For the 6-month period ended June 30, 2012
(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total equity attributable to Shareholders	Non-controlling interest	Total equity
Balance - Beginning of period	486	14	615	(86)	1,029	136	1,165
Comprehensive income (loss)
Net earnings (loss)	—	—	13	—	13	(2)	11
Other comprehensive loss	—	—	(18)	(4)	(22)	(2)	(24)

	—	—	(5)	(4)	(9)	(4)	(13)

Dividends	—	—	(8)	—	(8)	—	(8)
Redemption of common shares	(3)	1	—	—	(2)	—	(2)
Partial disposal of subsidiary to non-controlling interest	—	—	—	—	—	3	3
Acquisition of non-controlling interest	—	—	1	—	1	(2)	(1)

Balance - End of period	483	15	603	(90)	1,011	133	1,144

	For the 6-month period ended June 30, 2011
(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total equity attributable to Shareholders	Non-controlling interest	Total equity
Balance - Beginning of period	496	14	576	(37)	1,049	23	1,072

Comprehensive income (loss)
Net earnings	—	—	114	—	114	—	114
Business acquisition	—	—	—	—	—	129	129
Other comprehensive loss	—	—	—	(11)	(11)	—	(11)

	—	—	114	(11)	103	129	232

Dividends	—	—	(8)	—	(8)	—	(8)
Redemption of common shares	(3)	(1)	—	—	(4)	—	(4)

Balance - End of period	493	13	682	(48)	1,140	152	1,292

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2012	2011	2012	2011
Operating activities from continuing operations
Net earnings attributable to Shareholders for the period	7	122	13	114
Net loss (earnings) from discontinued operations for the period	—	(109)	2	(115)

Net earnings (loss) from continuing operations	7	13	15	(1)
Adjustments for
Financing expense	25	26	50	51
Depreciation and amortization	48	47	94	83
Gain on disposals and others	—	(11)	(1)	(10)
Impairment charges and restructuring costs	2	—	2	4
Loss (gain) on derivative financial instruments	2	(2)	—	—
Foreign exchange loss (gain) on long-term debt and financial instruments	(5)	5	(7)	10
Provision for (recovery of) income taxes	5	(21)	6	(35)
Share of earnings of associates and joint ventures	(2)	(2)	(4)	(10)
Net loss attributable to non-controlling interest	(1)	—	(2)	—
Net financing expense paid	(35)	(34)	(50)	(51)
Income taxes paid	(6)	(6)	(10)	(9)
Others	(3)	1	(8)	(1)

	37	16	85	31
Changes in non-cash working capital components	(4)	(43)	(28)	(70)

	33	(27)	57	(39)

Investing activities from continuing operations
Investments in associates and joint ventures	—	—	(19)	(2)
Purchase of property, plant and equipment	(33)	(24)	(81)	(59)
Proceeds on disposal of property, plant and equipment	5	2	10	2
Change in other assets	(23)	(23)	(27)	(31)
Cash reserved for business acquisition	14	—	—	—
Business acquisitions, net of cash acquired	(14)	(1)	(14)	(1)
Proceeds on disposals of business, net of cash disposed	—	6	—	6

	(51)	(40)	(131)	(85)

Financing activities from continuing operations
Bank loans and advances	(7)	19	(1)	23
Change in revolving credit facilities	61	(308)	142	(257)
Purchase of senior notes	—	—	(3)	—
Payments of other long-term debt	(15)	(7)	(38)	(9)
Increase in other long-term debt	1	1	1	1
Redemption of common shares	—	(3)	(2)	(4)
Partial disposal of a subsidiary to non-controlling interest	3	—	3	—
Acquisition of non-controlling interest	(1)	—	(1)	—
Dividends paid to the Corporation’s Shareholders	(4)	(4)	(8)	(8)

	38	(302)	93	(254)

Change in cash and cash equivalents during the period from continuing operations	20	(369)	19	(378)
Change in cash and cash equivalents from discontinued operations, including proceeds on disposal during the period	(2)	377	(2)	390

Net change in cash and cash equivalents during the period	18	8	17	12
Cash and cash equivalents - Beginning of period	11	10	12	6

Cash and cash equivalents - End of period	29	18	29	18

SEGMENTED INFORMATION

In 2012, the Corporation changed the structure of its internal organization in a manner that caused the composition of its reportable segment to change. As a result, starting in 2012, the Corporation modified its segmented information disclosure and restated prior periods. Containerboard and Boxboard North America manufacturing and converting activities are now presented within one segment. Boxboard European activities are reported as a separate segment.

The Corporation’s operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which constitute the Packaging Products of the Corporation) and Tissue Papers.

	SALES
	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
in millions of Canadian dollars) (unaudited)	2012	2011	2012	2011
Packaging Products
Containerboard	300	333	584	677
Boxboard Europe	208	256	412	318
Specialty Products	209	219	411	421
Intersegment sales	(19)	(28)	(37)	(55)

	698	780	1,370	1,361
Tissue Papers	255	218	484	417
Intersegment sales and others	(9)	(7)	(19)	(13)

Total	944	991	1,835	1,765

	OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION
	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2012	2011	2012	2011
Packaging Products
Containerboard	17	22	41	35
Boxboard Europe	9	23	22	27
Specialty Products	15	10	26	17

	41	55	89	79
Tissue Papers	38	16	71	26
Corporate	(2)	(3)	(8)	(7)

Operating income before depreciation and amortization	77	68	152	98
Depreciation and amortization	(48)	(47)	(94)	(83)
Financing expense	(25)	(26)	(50)	(51)
Foreign exchange (loss) gain on long-term debt and financial instruments	5	(5)	7	(10)
Share of earnings of associates and joint ventures	2	2	4	10

Profit (loss) before income taxes	11	(8)	19	(36)

SEGMENTED INFORMATION (continued)

	PURCHASE OF PROPERTY, PLANT AND EQUIPMENT
	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2012	2011	2012	2011
Packaging Products
Containerboard	17	11	31	19
Boxboard Europe	5	11	10	12
Specialty Products	4	3	7	9

	26	25	48	40
Tissue Papers	4	9	12	15
Corporate	2	—	5	2

Total purchases	32	34	65	57
Proceeds on disposal of property, plant and equipment	(5)	(3)	(10)	(3)

	27	31	55	54

Purchase of property, plant and equipment included in trade and other payables
Beginning of period	10	6	25	18
End of period	(9)	(15)	(9)	(15)

Purchase of property, plant and equipment net of proceeds on disposal	28	22	71	57

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Corporation employs more than 12,000 employees, who work in more than 100 units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to serve its clients with innovative products. Cascades' shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation's products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Corporation's Securities and Exchange Commission filings.

For further information:

Media:	Source:
Hubert Bolduc	Allan Hogg
Vice-President, Communications and Public Affairs	Vice-President and Chief Financial Officer
514 912-3790

Investors:
Riko Gaudreault
Director, Investor relations
514 282-2697